February 23, 2011



John Ganley
Securities and Exchange Commission


Re: Post-Effective Amendment filed on February 23, 2011
      American Growth Fund Series Two


Dear Mr. Ganley:

In accordance with Rule 461 of the Securities Act of 1933; on behalf of American Growth Fund, Inc. (the "Fund") and its underwriter, World Capital Brokerage, Inc., the Fund hereby requests that the effectiveness of its Form 485A Post-Effective Amendment filed with the SEC on February 23, 2011 be accelerated to February 23, 2011 at 1:00pm EST or as soon thereafter as possible.




/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.




/s/ Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
World Capital Brokerage, Inc.